SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press release dated November 14, 2002.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

CGI to acquire key assets of INSpire adding to its North
American insurance BPO offering

Fort Worth, Texas, November 14, 2002 – CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) today announced the acquisition of certain assets of INSpire Insurance Solutions Inc. (INSpire) for US$5.4 million (CDN$8.5 million) in cash. The Fort Worth-based firm has revenues of US$26 million (CDN $41 million). The acquisition is expected to close on November 29, 2002 and will be accretive to CGI’s earnings immediately. With this acquisition, CGI becomes one of the premier business process outsourcing (BPO) providers within the P&C insurance sector in North America.

INSpire provides claims and policy administration outsourcing services as well as software and consulting services for property and casualty insurance carriers. INSpire’s clients include insurers such as Midwest Family, Onebeacon and Arrowhead. As part of the acquisition, some 265 professionals located in five offices in the United States will be joining CGI.

“CGI was a good fit for us as we needed a strong and growing information technology (IT) partner, that has an established presence in the insurance sector with whom we could, with confidence, leverage our offerings and capabilities. We look forward to the cross-selling opportunities that exist in each of our client bases and know that this move will be of great benefit to our clients as well as our professionals,” said Dic Marxen, chief executive officer of INSpire.

Michael Roach, president and chief operating officer for CGI added: “This acquisition is part of a key strategic initiative to further develop our BPO business and capability. With this week’s acquisition of UAB in Canada coupled with INSpire, CGI is further strengthening the scale and scope of its North American-wide IT outsourcing and BPO services offer to the insurance sector. Claims management is the fastest growing outsourcing service in the insurance market and this acquisition we will greatly enhance our ability to penetrate this growing market.”

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Clients within the financial services sectors account for 40% of CGI’s revenue. Some 3,000 CGI professionals are dedicated to insurance clientele, which include Allianz, Sun Life and Premier Insurance. Revenue from business process outsourcing services represents approximately 16% of CGI’s total revenue.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 14,600 professionals. CGI’s annualized revenue run-rate totals CDN$2.3 billion (US$1.5 billion). As at September 30, 2002, CGI’s order backlog totalled CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

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For more information:

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: November 14, 2002	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary